1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 7, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Sets July 3 as Record Date for Common Share Dividends

Hsinchu, Taiwan, R.O.C. – June 7, 2016 –TSMC (TWSE: 2330, NYSE: TSM) today set July 3, 2016 as the record date for its common stock shareholders entitled to participate in distribution of 2015 profits in the form of cash dividend. The ex-dividend date for TSMC common shares shall be June 27, 2016. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (June 29 through July 3, 2016) for registration transfer.

The ex-dividend date for TSMC American Depositary Shares (ADSs) will be June 27. The record date for TSMC ADSs entitled to participate in this cash dividend distribution will be June 29. Holders of ADSs are encouraged to check with their securities brokers for receipt of the cash dividend in their own accounts. Any questions regarding this upcoming dividend may be directed to Ms. Emi Mak at Citibank, N.A. (Tel: +1-212-816-6693; email: emi.p.mak@citi.com)

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 Email: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Project Manager PR Department Tel: 03-563-6688 ext. 7125031 Mobile: 886-988-931-352 Email: pdkramer@tsmc.com	Ms. Dana Tsai Principal Specialist PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 Email: dana_tsai@tsmc.com